Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Esports Entertainment Group, Inc. (the “Company”) on Amendment No. 2 to Form S-1 of our report dated April 21, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern and an emphasis of matter paragraph related to the adjustments for the reverse stock split, with respect to our audit of the consolidated financial statements of the Company as of June 30, 2022 and for the year ended June 30, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Marlton, New Jersey

July 14, 2023